CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Fixed Rate Step-Up Callable Notes due 2032	$5,300,000	$687.94

July 2020

Pricing Supplement No. 4,506

Registration Statement Nos. 333-221595; 333-221595-01

Dated July 17, 2020

Filed pursuant to Rule 424(b)(2)

Morgan Stanley Finance LLC

Fixed Rate Step-Up Callable Notes due 2032

Fully and Unconditionally Guaranteed by Morgan Stanley

As further described below, we, Morgan Stanley Finance LLC (“MSFL”), will redeem the notes on any semi-annual redemption date, beginning on the initial redemption date, if and only if the output of a risk neutral valuation model on a business day that is at least 5 but no more than 8 business days prior to such redemption date, based on the inputs indicated in the call feature terms, indicates that redeeming on such date is economically rational for us as compared to not redeeming on such date.  Any redemption payment will be at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest thereon to but excluding the redemption date.  Subject to the call feature, interest will accrue and be payable on the notes semi-annually, in arrears, at the interest rates specified in the table below.

All payments are subject to our credit risk.  If we default on our obligations, you could lose some or all of your investment.  These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

FINAL TERMS
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Aggregate principal amount:	$5,300,000
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	July 17, 2020
Original issue date:	July 21, 2020 (2 business days after the pricing date)
Maturity date:	July 21, 2032
Interest accrual date:	July 21, 2020
Payment at maturity:	The payment at maturity per note will be the stated principal amount plus accrued and unpaid interest
Interest rate:	From and including	To but excluding	Interest rate (per annum)
	Original issue date	July 21, 2027	1.800%
	July 21, 2027	July 21, 2029	2.000%
	July 21, 2029	July 21, 2031	2.500%
	July 21, 2031	Maturity date	3.000%
Interest payment period:	Semi-annually
Interest payment period end dates:	Unadjusted
Interest payment dates:	Each January 21 and July 21, beginning January 21, 2021; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.
Day-count convention:	30/360 (Bond Basis). See “Additional Provisions—30/360 (Bond Basis)” below.
Call feature:	Beginning on the initial redemption date, an early redemption, in whole but not in part, will occur on a redemption date if and only if the output of a risk neutral valuation model on a business day that is at least 5 but no more than 8 business days prior to such redemption date, as selected by the calculation agent (the “determination date”), taking as input: (i) prevailing reference market levels, volatilities and correlations, as applicable and in each case as of the determination date and (ii) Morgan Stanley’s credit spreads as of the pricing date(s), indicates that redeeming on such date is economically rational for us as compared to not redeeming on such date. Any redemption payment will be at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest thereon to but excluding the redemption date. If we call the notes, we will give you notice at least 5 business days before the call date specified in the notice. No further payments will be made on the redeemed notes once they have been redeemed. See “The Notes.”
Redemption percentage at redemption date:	100% per note redeemed
Redemption dates:	Each January 21 and July 21, beginning on the initial redemption date.
Initial redemption date:	January 21, 2023
Specified currency:	U.S. dollars
No listing:	The notes will not be listed on any securities exchange.
Denominations:	$1,000 / $1,000
CUSIP:	61766YFF3
ISIN:	US61766YFF34
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”
Calculation agent:	Morgan Stanley Capital Services LLC
Trustee:	The Bank of New York Mellon
Estimated value on the pricing date:	$979.90 per note. See “The Notes” on page 2.
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to us(2)
Per note	$1,000	$13	$987
Total	$5,300,000	$68,900	$5,231,100
(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $13 for each note they sell. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.” For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(2)	See “Use of Proceeds and Hedging” on page 7.

The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 4.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Prospectus Supplement dated November 16, 2017	Prospectus dated November 16, 2017

References to “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Morgan Stanley Finance LLC
Fixed Rate Step-Up Callable Notes due 2032

The Notes

The notes are debt securities of Morgan Stanley Finance LLC and are fully and unconditionally guaranteed by Morgan Stanley.  Interest on the notes will accrue and be payable on the notes semi-annually, in arrears, as follows:

From and including	To but excluding	Interest rate (per annum)
Original issue date	July 21, 2027	1.800%
July 21, 2027	July 21, 2029	2.000%
July 21, 2029	July 21, 2031	2.500%
July 21, 2031	Maturity date	3.000%

Beginning on the initial redemption date, an early redemption, in whole but not in part, will occur on a redemption date if and only if the output of a risk neutral valuation model on a business day that is at least 5 but no more than 8 business days prior to such redemption date, based on the inputs indicated in the call feature terms, indicates that redeeming on such date is economically rational for us as compared to not redeeming on such date.  Any redemption payment will be at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest thereon to but excluding the redemption date.  If we call the notes, we will give you notice at least 5 business days before the call date specified in the notice.  On or before the redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date.  If such money is so deposited, on and after the redemption date, interest will cease to accrue on the notes (unless we default in the payment of the redemption price and accrued interest) and such notes will cease to be outstanding.  We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.  For information regarding notices of redemption, see “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption” in the accompanying prospectus.  All payments on the notes are subject to our credit risk.

The stated principal amount and issue price of each note is $1,000.  This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the pricing date is less than the issue price.  We estimate that the value of each note on the pricing date is $979.90.

What goes into the estimated value on the pricing date?

In valuing the notes on the pricing date, we take into account that the notes comprise both a debt component and a performance-based component linked to interest rates.  The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, including the interest rate applicable to each interest payment period, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us.  If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the securities would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the notes?

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Morgan Stanley Finance LLC
Fixed Rate Step-Up Callable Notes due 2032

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to interest rates, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions and other factors.

MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time.

Additional Provisions

30/360 (Bond Basis)

Notwithstanding the terms set forth under “Description of Debt Securities—Fixed Rate Debt Securities—How Interest Is Calculated” in the accompanying prospectus, interest on the notes will be computed based on the number of days in the interest payment period for which interest is being calculated divided by 360, calculated on a formula basis as follows:

where:

“Y1” is the year, expressed as a number, in which the first day of the interest payment period falls;

“Y2” is the year, expressed as a number, in which the day immediately following the last day included in the interest payment period falls;

“M1” is the calendar month, expressed as a number, in which the first day of the interest payment period falls;

“M2” is the calendar month, expressed as a number, in which the day immediately following the last day included in the interest payment period falls;

“D1” is the first calendar day, expressed as a number, of the interest payment period, unless such number would be 31, in which case D1 will be 30; and

“D2” is the calendar day, expressed as a number, immediately following the last day included in the interest payment period, unless such number would be 31 and D1 is greater than 29, in which case D2 will be 30.

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Morgan Stanley Finance LLC
Fixed Rate Step-Up Callable Notes due 2032

Risk Factors

The notes involve risks not associated with an investment in ordinary fixed rate notes.  This section describes the most significant risks relating to the notes.  For a complete list of risk factors, please see the accompanying prospectus supplement and prospectus. Investors should consult their financial and legal advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

▪	The notes have early redemption risk. Beginning on the initial redemption date, an early redemption, in whole but not in part, will occur on a redemption date if and only if the output of a risk neutral valuation model on a business day that is at least 5 but no more than 8 business days prior to such redemption date, based on the inputs indicated in the call feature terms, indicates that redeeming on such date is economically rational for us as compared to not redeeming on such date. In accordance with the risk neutral valuation model determination noted herein, it is more likely that the issuer will redeem the notes prior to their stated maturity date to the extent that the interest payable on the notes is greater than the interest that would be payable on other instruments of the issuer of a comparable maturity, of comparable terms and of a comparable credit rating trading in the market. If the notes are redeemed prior to their stated maturity date, you will receive no further interest payments on the redeemed notes and may have to re-invest the proceeds in a lower interest rate environment.

▪	Investors are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates, on redemption dates and at maturity and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

▪	As a finance subsidiary, MSFL has no independent operations and will have no independent assets. As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of MSFL securities if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of securities issued by MSFL should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

▪	The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased. Some of these factors include, but are not limited to: (i) actual or anticipated changes in interest and yield rates, (ii) any actual or anticipated changes in our credit ratings or credit spreads and (iii) time remaining to maturity. Generally, the longer the time remaining to maturity and the more tailored the exposure, the more the market price of the notes will be affected by the other factors described in the preceding sentence. This can lead to significant adverse changes in the market price of securities like the notes. Depending on the actual or anticipated level of interest and yield rates, the market value of the notes is expected to decrease and you may receive substantially less than 100% of the issue price if you are able to sell your notes prior to maturity.

▪	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices. Assuming no change in

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Morgan Stanley Finance LLC
Fixed Rate Step-Up Callable Notes due 2032

market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., are willing to purchase the notes in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the notes in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

▪	The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price. These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes. In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions.

▪	The notes will not be listed on any securities exchange and secondary trading may be limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Since other broker-dealers may not participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes. Moreover, in accordance with the risk neutral valuation model determination noted herein, it is less likely that the issuer will redeem the notes prior to their stated maturity date to the extent that the interest payable on the notes is less than the interest that would be payable on other instruments of the issuer of a comparable maturity trading in the market. Accordingly, you should be willing to hold your notes to maturity.

▪	Morgan Stanley & Co. LLC, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, has determined the estimated value on the pricing date. MS & Co. has determined the estimated value of the notes on the pricing date.

▪	Our affiliates may publish research that could affect the market value of the notes. They also expect to hedge the issuer’s obligations under the notes. One or more of our affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally. This research is modified from time to time without notice to you and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes. In addition, our affiliates expect to hedge the issuer’s obligations under the notes and they may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.

▪	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes. Any of these determinations made by the calculation agent may adversely affect the payout to investors. Moreover, certain determinations made by the calculation agent may require it to exercise discretion and make subjective judgments. These potentially subjective determinations may

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Morgan Stanley Finance LLC
Fixed Rate Step-Up Callable Notes due 2032

adversely affect the payout to you on the notes.  For further information regarding these types of determinations, see “Description of Debt Securities—Fixed Rate Debt Securities” and related definitions in the accompanying prospectus.

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Morgan Stanley Finance LLC
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Use of Proceeds and Hedging

The proceeds from the sale of the notes will be used by us for general corporate purposes.  We will receive, in aggregate, $1,000 per note issued, because, when we enter into hedging transactions in order to meet our obligations under the notes, our hedging counterparty will reimburse the cost of the Agent’s commissions.  The costs of the notes borne by you and described on page 2 above comprise the Agent’s commissions and the cost of issuing, structuring and hedging the notes.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

The agent may distribute the notes through Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”), as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG. Morgan Stanley Wealth Management, MSIP and Bank Morgan Stanley AG are affiliates of ours.  Selected dealers, including Morgan Stanley Wealth Management, and their financial advisors will collectively receive from the agent, Morgan Stanley & Co. LLC, a fixed sales commission of $13 for each note they sell.

MS & Co. is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Acceleration Amount in Case of an Event of Default

In case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per note upon any acceleration of the notes shall be an amount in cash equal to the stated principal amount plus accrued and unpaid interest.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to MSFL and Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by MSFL, authenticated by the trustee pursuant to the MSFL Senior Debt Indenture (as defined in the accompanying prospectus) and delivered against payment as contemplated herein, such notes will be valid and binding obligations of MSFL and the related guarantee will be a valid and binding obligation of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (ii) any provision of the MSFL Senior Debt Indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of Morgan Stanley’s obligation under the related guarantee.  This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the MSFL Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the MSFL Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 16, 2017, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 16, 2017.

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Morgan Stanley Finance LLC
Fixed Rate Step-Up Callable Notes due 2032

Tax Considerations

Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the notes due to the lack of governing authority, in the opinion of our counsel, Davis Polk & Wardwell LLP, under current law, it is more likely than not that the notes will be treated as debt instruments issued without original issue discount (“OID”) for U.S. federal income tax purposes.  Based on this treatment, solely for U.S. federal income tax purposes, we will presume that we will redeem the notes on or before the first scheduled increase in the interest rate.  If contrary to such presumption, we do not redeem the notes on or before the first scheduled increase in the interest rate, solely for purposes of the OID rules the notes will be deemed to be reissued at their original issue price.  We will then presume that we will redeem the notes on or before the next scheduled increase in the interest rate, and the same analysis will apply to any subsequent scheduled increase in the interest rate.  The rules governing short-term debt instruments, as described in Treasury Regulation section 1.1272-1, may apply to notes deemed to be reissued if the term of the deemed reissued notes (as determined under the applicable Treasury Regulations) is one year or less.

U.S. Holders should read the sections of the accompanying prospectus supplement entitled “United States Federal Taxation—Tax Consequences to U.S. Holders—Backup Withholding and Information Reporting.”  Except where stated otherwise, the following discussion is based on the treatment of the notes as described above.

Coupon Payments on the Notes

Each coupon payment on the notes will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

Sale or Exchange of the Notes

Upon a sale or exchange of the notes, a U.S. Holder will recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange (other than any amount attributable to accrued interest, which will be treated as a payment of interest) and the U.S. Holder’s tax basis in the notes, which will equal the U.S. Holder’s purchase price for the notes. The capital gain or loss recognized upon a sale or exchange of the notes will be long-term capital gain or loss if the U.S. Holder has held the notes for more than one year at the time of sale or exchange.

Possible Alternative Tax Treatment of an Investment in the Notes

Due to the absence of authorities that directly address the proper tax treatment of the notes, no assurance can be given that the IRS will accept, or that a court will uphold, the treatment described above.  In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning the notes under Treasury regulations governing “contingent payment debt instruments” (the “contingent debt regulations”) as described in the section of the accompanying prospectus supplement called “United States Federal Taxation―Tax Consequences to U.S. Holders—Contingent Payment Notes.”

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

In addition, as discussed in the accompanying prospectus supplement, withholding rules commonly referred to as “FATCA” apply to certain financial instruments (including the notes) with respect to payments of amounts treated as interest and to any payment of gross proceeds of a disposition (including retirement) of such an instrument. However, recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization) eliminate the withholding requirement on payments of gross proceeds of a taxable disposition (other than amounts treated as interest or other “fixed or determinable annual or periodical” income).

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes (including the potential treatment of the notes as contingent payment debt instruments), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

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Where You Can Find More Information

MSFL and Morgan Stanley have filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  You should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that MSFL and Morgan Stanley have filed with the SEC for more complete information about MSFL, Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov.  Alternatively, MSFL, Morgan Stanley, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you so request by calling toll-free 1-(800)-584-6837.

You may access these documents on the SEC web site at.www.sec.gov as follows:

Prospectus Supplement dated November 16, 2017

Prospectus dated November 16, 2017

Terms used but not defined in this pricing supplement are defined in the prospectus supplement or in the prospectus.

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